

Via U.S. Mail and Facsimile (716/687-4457)

March 3, 2011

Robert T. Brady
Chairman and Chief Executive Officer
Moog Inc.
Plant 24, Seneca Street
East Aurora, NY 14052-0018

> **Re:** **Moog Inc.**
> **Form 10-K for the Fiscal Year Ended October 2, 2010**
> **Filed December 1, 2010**
> **Definitive 14A Filed December 20, 2010**
> **File No. 001-05129**

Dear Mr. Brady:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

<p style="text-align:center">Definitive Proxy Statement</p>

The Process For Determining Of Compensation, page 19

1. We note your response to comment 3 in our letter dated January 5, 2011 and disclosure in the Summary section of former page 21 of Exhibit A that the officers who have been in their positions for a number of years have base salaries in the upper quartiles of your peer group and new officers are in the lower quartiles. We also note that you deleted the disclosure relating to the number of years each of your named executive officers has served in his current position. In future filings, please disclose the name of your named executive officers and disclose where the actual base salaries fell for each named executive officer. To the extent actual compensation was outside the targeted percentile range, please explain why. Please also provide this information for the other elements of compensation and total compensation, as we note the revised disclosure under "Summary" on the last page of Exhibit A. Please show us what your disclosure would look like.

2. We note your response to comment 7 in our letter dated January 5, 2011. We note disclosure that the CEO makes recommendations for base salary increases and adjustments, and that the Executive Compensation Committee made base salary adjustments for Messrs. Brady, Johnson and Scannell. We note that the disclosure does

not clearly describe whether the Executive Committee made the adjustment in its sole discretion or whether such adjustments were made at the recommendation of the CEO. We note that the summary compensation table reveals an actual salary increase for Mr. Green and a decrease for Mr. Huckvale which is not explained in your Compensation Discussion and Analysis. In future filings, please disclose whether the Executive Compensation Committee used its discretion to adjust the base salaries of each of the named executive officers. Please also explain why Mr. Huckvale's salary was decreased. Please show us what your disclosure would look like.

The Process for Determining Stock Appreciation Rights Awards, page 21

3. We note your response to comment 11 in our letter dated January 5, 2011. We note disclosure that the Stock Option Committee engaged Hay Associates as consultants, awards the same number of SARs to all officers except the CEO and awards a smaller number to the other senior officers and approved the grants recommended by the CEO without adjustments. In future filings, please disclose the factors the CEO used to determine the amount of stock appreciation rights to award to each named executive officer. Please show us what your disclosure would look like.

Please contact Sherry Haywood at (202) 551-3345 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any questions.

Sincerely,

Pamela Long
Assistant Director